PE 3/7/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 19 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

14005867

March 19, 2014

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 3-19-14

Elisa Lee
Ellie Mae Inc.
elisa.lee@elliemae.com

Re: Ellie Mae Inc.
Incoming letter dated March 7, 2014

Dear Ms. Lee:

This is in response to your letter dated March 7, 2014 concerning the shareholder proposal submitted to Ellie Mae by Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ellie Mae Inc.
Incoming letter dated March 7, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in Ellie Mae's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Ellie Mae may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Ellie Mae seeking approval to amend Ellie Mae's charter and bylaws. You also represent that the proposal would directly conflict with Ellie Mae's proposal. You indicate that inclusion of the proposal and Ellie Mae's proposal in Ellie Mae's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Ellie Mae omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We note that Ellie Mae did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ellie Mae Inc. 4155 Hopyard Road Suite 200 Pleasanton, CA 94588 925.227.7000 www.elliemae.com

EllieMae

March 7, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ellie Mae Inc.
Stockholder Proposal of Myra K. Young
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ellie Mae Inc., a Delaware corporation (the "Company"), has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from Mr. John Chevedden on behalf of Ms. Myra K. Young (the "Proponent") for inclusion in the proxy materials for the Company's 2014 annual meeting of stockholders (the "Proxy Materials").

The Company hereby advises the staff of the Division of Corporation Finance (the "Staff") that it intends to exclude the Stockholder Proposal from its Proxy Materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Stockholder Proposal pursuant to Rule 14a-8(i)(9), as the Stockholder Proposal will directly conflict with one of the Company's own proposals to be submitted to stockholders at the same meeting.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Stockholder Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Stockholder Proposal; and (ii) the Proponent's letter submitting the Stockholder Proposal.

The Company intends to file its definitive Proxy Statement with the Commission on or about April 11, 2014. This letter is being sent to the Staff less than 80 calendar days before such date and therefore, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

I. The Stockholder Proposal and the Company Proposal.

The Stockholder Proposal requests that the Company's stockholders approve the following resolution:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

A copy of the Stockholder Proposal and supporting statement, which were received by the Company on December 3, 2013, are attached to this letter as Exhibit A.

The Company intends to include in the Proxy Materials its own proposal (the "Company Proposal") which, if approved by a majority of the votes cast at the annual meeting of stockholders, would direct the Company's Board of Directors (the "Board") to take the steps necessary so that each voting requirement in the Company's charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the outstanding shares. On March 7, 2014, the Board approved the inclusion of the Company Proposal in the Proxy Materials.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur with its view that the Stockholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Stockholder Proposal will directly conflict with the Company Proposal to be submitted to stockholders at its 2014 annual meeting of stockholders.

Rule 14a-8(i)(9) provides that a stockholder proposal may be omitted from a proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The Company Proposal and the Stockholder Proposal would present alternative and conflicting decisions for stockholders because, while identical in focus, they contain different thresholds for the appropriate voting standard. Both proposals seek to require the Board to amend the Company's charter and bylaws to change all voting requirements which call for a greater than simple majority vote; however, each proposal would implement a different voting standard. The appearance in the Proxy Materials of both the Stockholder Proposal and the Company Proposal would present the opportunity for ambiguous and conflicting results that Rule 14a-8(i)(9) is designed to prevent.

The Staff has consistently concurred in the exclusion of stockholder proposals which are substantially identical to the Stockholder Proposal under Rule 14a-8(i)(9) where, as here, the company indicated its intention to submit a proposal that sought approval of amendments to a company's governing documents to reduce provisions containing supermajority thresholds to a majority of the shares outstanding threshold. *See, e.g., NASDAQ OMX Group, Inc.* (February 22, 2013) (concurring with the exclusion of a stockholder proposal requesting the company adopt simple majority voting or a majority of the votes cast standard where the company planned to submit a proposal to replace its supermajority provisions with a majority of shares outstanding standard, because the proposals "directly conflict" and "would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results"); *SAIC, Inc.* (February 15, 2013) (same); *CVS Caremark Corporation* (February 8, 2013) (same); *Alcoa Inc.* (January 6, 2012) (same); *Fluor Corporation* (January 25, 2011) (concurring with the exclusion of a stockholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit a proposal to replace its supermajority provisions with a majority of shares outstanding standard); *Del Monte Foods Co.* (June 3, 2010) (same).

Consistent with the numerous precedents above, there is a direct conflict between the Stockholder Proposal and the Company Proposal, which both seek to change the voting requirements in the Company's governing documents which call for a greater than simple majority vote. If both proposals were included in the Proxy Materials, they would present different and directly conflicting decisions for stockholders on the same subject matter at the same stockholder meeting. As a result, in the event of an affirmative vote on both proposals, the Company would be unable to determine the voting standard that its stockholders intended to support. Accordingly, the Company intends to exclude the Stockholder Proposal under Rule 14a-8(i)(9), because the Stockholder Proposal directly conflicts with the Company Proposal.

III. Request for Waiver under Rule 14a-8(j)(1).

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline. The Company intends to file the definitive Proxy Statement with the Commission on or about April 11, 2014

The Company notes that it is submitting this letter on March 7, 2014, which is the day on which the Board acted to approve the inclusion of the Company Proposal in the Proxy Materials. The Company was unable to submit the request for no-action relief earlier than March 7, 2014 because it was only after the Board approved the inclusion of the Company Proposal in the Proxy Materials that the Company had grounds for making this no-action request under Rule 14a-8(i)(9). The Company believes that it has good cause for its inability to meet the 80-day requirement because it acted in good faith and as expeditiously as possible following the Board's decision on March 7, 2014. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Stockholder Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9) because the Stockholder Proposal directly conflicts with the Company Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Brian Miller of Latham & Watkins LLP at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,

Elisa Lee
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Myra K. Young
John Chevedden
Brian Miller, Latham & Watkins LLP

SV\1268579.7

Exhibit A

Stockholder Proposal

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Sigmund Anderman, Chairman
Ellie Mae Inc. (ELLI)
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588
PH: 925-227-7000
FX: 925-227-9030

Dear Mr. Anderman,

I hold stock in ELLI because I believe the company has unrealized potential, which can be unlocked by making our corporate governance more competitive. The cost of such reforms is low, especially compared to benefits.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. I hereby delegate John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Myra K. Young — 12/3/1013

Myra K. Young | Date

cc: Elisa Lee
Corporate Secretary

[ELLI: Rule 14a-8 Proposal, December 5, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, said a classified board, like the one at Ellie Mae severely limits the ability of shareholders to influence director elections. Of even greater concern is the fact that our company's governance policies combine its classified board with other mechanisms for limiting shareholder influence, a combination often referred to as a strong or effective classified board, and widely associated with inferior board performance. Other limits on shareholder rights and management-controlled takeover defense mechanisms that were in place at Ellie Mae included:

• Lacks fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of cumulative voting rights
• Plurality voting, in other words a single yes-vote guarantees the election of a director

For these reasons GMI concluded that corporate governance practices were not well aligned with shareholder interests at Ellie Mae.

In regard to executive pay there was $12 million for Sigmund Anderman. GMI cited a significant shareholder vote against the pay of our top executives. In regard to our directors, three directors had long-tenure of more 15-years each which detracts from director independence: Bernard Notas (on our audit committee), Carl Buccellato (who received our highest negative votes) and Sigmund Anderman (our CEO).

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. *** FISMA & OMB Memorandum M-07-16 ***